MAG SILVER CORP. (An exploration stage company) Supplementary Information and MD&A For the period December 31, 2005 Filed: March 31, 2006

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

1.

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

MAG Silver’s reporting currency is the Canadian dollar and all amounts in this discussion and in the consolidated financial statements are expressed in Canadian dollars, unless identified otherwise.  The company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  MAG Silver’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.  Differences between Canadian and United States generally accepted accounting principles that would have affected the Company’s reported financial results are set out in Note 12.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company’s Annual Information Form.  Additional information about MAG Silver and its business activities is available on SEDAR at www.sedar.com

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the Company has received approximately $4,595,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company remains in strong financial condition as a result of the April 15, 2003 financing and the exercise of share purchase warrants. The Company has generally followed its budgeted use of proceeds shown in the Company’s Prospectus dated March 31, 2003, but due to the extra money received, the Company acquired other mineral properties, and increased some mineral exploration activities.

On July 8, 2005, the Company established an exploration agreement with Industrias Peñoles, S.A. de C.V. (Peñoles) on our Juanicipio Property in Zacatecas State. This agreement was the culmination of extensive negotiations carried out during the first half of 2005, fuelled by MAG’s 2003 & 2004 explorations at Juanicipio and Peñoles exploration success at Juanicipio.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

Under the terms of the agreement Peñoles can earn a 56% interest in Juanicipio by spending $5,000,000 US over 4 years, including a $750,000 US expenditure commitment in year one (2005) with a minimum of 3,000 meters of diamond drilling by Peñoles. Under the terms of the agreement Peñoles agreed to make two $500,000 US investments in common shares of the Company. On May 2, 2005 the TSX Venture exchange approved the first Peñoles private placement, which consisted of 621,577 common shares at $0.967. On February 27, 2006 the second Peñoles private placement closed. Please see subsequent events.

To the end of the 2005 year Peñoles had completed 7 diamond drill holes for a total of about 5,747 meters of drilling.  In early 2006 the Company announced that a new, high grade silver / gold vein has been intersected in two holes at Juanicipio.

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit in a brokered, non-brokered financing. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering. Each unit consisted of one common share and one half share purchase warrant. Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

During 2005 the Company renegotiated the property agreements at Don Fippi and Guigui.  Under the new terms of the property agreements MAG Silver purchased 100% interest in both properties through the issuance of 750,000 common shares per property.  As a result of the purchases MAG has extinguished the exposure to cash payments and work commitments on both properties and reduced the number of shares required to be issued under the previous agreement.  Both properties are a significant part of MAG’s portfolio of properties.

Various drill programs over the past two years (2003, 2004) at Juanicipio, Lagartos, Guigui and Adargas have been successful in moving these projects from conceptual exploration plays to new mineral and or epithermal system discoveries highly deserving of further follow up. Further drilling was carried out in 2005 at Guigui and results were considered encouraging with a number of narrow moderate-grade silver and base metal intersections.

Exploration programs at Don Fippi continue to expose realistic drill targets, and drilling began in November 2005 and is now underway at Don Fippi, after encouraging assay results from the November and December 2005 drill program.

New district scale targets have been identified at Lagartos NW, Lagartos SE, Cinco de Mayo and at Sierra de Ramirez.  Drilling is now underway at the Lagartos property. The Cinco de Mayo and Sierra de Ramirez projects are earmarked for drilling during 2006.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

The Company has increased land positions in a number of areas (Lagartos, Cinco de Mayo and Sierra de Ramirez) and exploration programs continue on all of our land holdings to move these projects towards the drill phase.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)

Results of Operations

During the year ended December 31, 2005 the Company earned interest income of $80,432 (2004 - $66,999) on short-term investments and cash on hand. Cash at December 31, 2005 amounted to $7,560,193 (2004 – $1,866,360).

General and administrative expenses amounted to $1,891,270 (2004 - $800,896) during the year, and after deducting interest earned of $80,432 (2004 - $66,999), resulted in an operating loss for the year of ($1,810,838) (2004 – ($733,897)).

General and administrative expenses in 2005 increased when compared to 2004 as the Company hired a full time President and VP of Corporate Development and has become more active.

Stock compensation expense, a non-cash item, amounted to $611,353 this year (2004 - $Nil). Office and telephone expense of $252,257 was higher than the amount of $190,910 in 2004. Travel and accommodation expenses for the year totaled $169,993 as compared with $52,839 in 2004 as management traveled to Mexico several times during the year, and attended trade shows. Management and consulting fees of $415,117 were higher than the $173,444 incurred in 2004 as more management personnel have been hired. Consulting and management fees have been paid to several individuals including directors and an officer. (See related party transactions).

Services have been provided by the company’s president, the company’s lawyer, and its consulting geologists and include project management, investor relations, legal, geological and administrative services. During the year ended December 31, 2005 legal fees amounted to $167,005 (2004 - $71,493), filing and transfer agent fees totaled $42,254 (2004 - $41,163), shareholder relations totaled $109,803 (2004 - $81,277) while accounting and audit expenses totaled $127,959 (2004 - $126,837). Accounting and audit expenses incurred include amounts incurred in connection with the Company’s United States Securities and Exchange Commission (“SEC”) Registration Form 20F.  Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

The following tables set forth selected financial data from the Company’s Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004	Year Ended Dec. 31, 2003
Revenues	Nil	Nil	Nil
Net Loss	($1,810,838)	($733,897)	($837,539)
Net Loss per Share	($0.06)	($0.03)	($0.06)
Total Assets	$18,075,406	$9,774,297	$8,534,794
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Net loss during the year ended December 31, 2005 increased significantly as compared to the prior years as a result of increasing management personnel, and the granting of stock options by the Company.

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Loss	Net Loss per share
December 31, 2005	Nil	(483,824)	(0.015)
September 30, 2005	Nil	(320,422)	(0.01)
June 30, 2005	Nil	(256,515)	(0.01)
March 31, 2005	Nil	(750,077)	(0.025)
December 31, 2004	Nil	(243,843)	(0.01)
September 30, 2004	Nil	(112,109)	(0.005)
June 30, 2004	Nil	(264,813)	(0.01)
March 31, 2004	Nil	(113,132)	(0.00)

During the quarter ended December 31, 2005 the Company was focused on its drilling program at Don Fippi (Batopilas), completing a financing, as well as preparing for the drilling program at the Lagartos property. The Company conducted exploration work in Mexico on its other properties and assessed past results in preparation for drill programs expected to begin in earnest in 2006.

The Company has not declared nor paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the obligations under the Company's property option agreements set out in “Tabular Disclosure of Contractual Obligations”, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2008. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and Mexico are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in Mexico.  The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the Mexican Peso

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in U.S. dollars.  Fluctuations in the exchange rate between the Canadian dollar and both the U.S. dollar and Mexican Peso may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing.  However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental legislation in Canada or Mexico will not adversely the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company’s operations and exploration activities are subject to Canadian and Mexican national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

d)

Exploration Programs and Expenditures

During the year ended December 31, 2005 the Company incurred $1,581,558 in property acquisition costs, comprised of $253,736 in cash and $1,327,822 in shares issued. Issues were comprised of 13,382 common shares @ $0.95; 1,500,000 common shares @ $0.81; 119,660 common shares @ $0.764; and 12,466 common shares @ $0.70, (2004 - $1,961,872 ($373,653 in cash and $1,588,219 in shares, being 628,905 common shares @ $1.40; 150,000 common shares @ $2.00; 80,738 common shares @ $1.10; 499,150 common shares @ $0.62 and $9,467 in shares allotted but not issued (9,191 shares @ $1.030))) in property acquisition costs.  Exploration expenditures in cash for the period amounted to $1,429,307 (2004 - $1,976,622).

On April 4, 2005 the Company announced the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering MAG’s wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Peñoles. The formal agreement was signed in early October 2005 with the effective date and anniversary date of July 01, 2005.

The principal features of the agreement are:

i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

ii)

During the first year, Peñoles shall incur an obligatory work commitment expenditure of US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling. At December 31, 2005, Peñoles had spent US$622,440 and had completed 5,747 metres of diamond drilling.

 iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

v)

Peñoles subscribed for US$500,000 for a total of 621,577 MAG shares, at a price of $0.967 on signing and in 2006 purchased an additional US$500,000 in MAG shares, at fair value, to continue the contract into the second year. (See subsequent events note).

Peñoles initiated their exploration program in August of 2005 which included geophysical orientation surveys, geological and structural mapping programs and diamond drilling of seven holes for a total of about 5,747 metres of core recovery by December 31, 2005.  Results of this program include the significant discovery of a new high grade silver / gold vein, named the Valdecanes Vein.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

Assay results from the second hole in the Valdecañes Vein discovery, Hole 16, returned high-grade Silver – Gold values over 6.35 meters (20.8 feet) (5.50 metres true thickness = 18 feet) of 1,798 grams per tonne Silver (57.8 ounces), 2.91 grams per tonne Gold, 3.43% Lead and 5.51% Zinc.  This includes 2.95 meters (9.6 feet) of 2,807 grams per tonne Silver (90.3 ounces), 3.27 grams per tonne Gold, 5.94% Lead and 9.14% Zinc. The new vein intersection lays approximately 1,000 metres north of the Juanicipio Vein, the initial vein discovery drilled by MAG Silver and recently confirmed by Peñoles

Hole 16 was drilled to intersect the new vein up dip on the same section from drill hole 13, the first hole to intersect the vein. Drill hole 13 returned: 8.65 meters (28 feet) of 116 grams per tonne Silver (3.7 ounces) and 0.26 grams per tonne Gold. There is a separate intercept of 1.05 meters (3.4 feet) at 447 grams per tonne Silver (14.4 ounces).

The Company had spent a total of $2,026,094 in exploration costs at Juanicipio to December 31, 2005 (2004 - $1,775,609).

At Batopilas a ten-hole 2500 meter drill program was initiated in the fall of 2005 to test preliminary drill targets and help refine the exploration methods MAG is developing to explore their land holdings in the Batopilas silver district.

MAG reported in early January 2006 that drilling had made a new high grade silver discovery in Hole 02. The Don Juan Vein assayed 1.70 meters (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). The intersection is part of a 3.0 meter (9.8feet) zone locally rich in the silver bearing mineral acanthite (argentite).

This program will represent the first surface holes ever drilled in the district and according to old reports; this style of high-grade acanthite-rich mineralization was found above the native silver rich ore shoots that yielded the bulk of Batopilas’ historic silver production of over 250 million ounces.

The Company had spent a total of $1,240,889 in exploration costs at Don Fippi (Batopilas) to December 31, 2005 (2004 - $795,074).

At Lagartos results received from a large and comprehensive biogeochemical survey has identified a number of long (up to eight kilometers) coincident silver, lead, zinc, copper and bismuth anomalies.  The geochemical anomalies lie outboard of a large area identified from ASTER imaging as having the same alteration signature identified at Juanicipio.  Geophysical surveys were carried out in the last quarter of 2005. A drill program was initiated in January of 2006.

The Company had spent a total of $399,192 in exploration costs at Lagartos to December 31, 2005 (2004 - $220,977).

At Guigui, the 2005 drill program followed up on the intersections of extensive alteration, structure and mineralization encountered in the 2004 program. (i.e. 131 ppm Ag over 8.30m or 4.2 opt Ag over 27 feet). The drill area is located about 1.2km south of Grupo Mexico’s operating San Antonio Mine and about 650m south of their nearest underground infrastructure. The target area is situated within the San Antonio Graben (SAG), a prominent N-S structural feature that hosts and controls the mineralization at the San Antonio Mine.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

 Hole 07 cut the highest grade silver mineralization intersected to date within Guigui or 1.40 meters of 242 grams per tonne Silver (7.8 ounces).  The best values were associated with members of a felsite dike swarm that cores mineralization in Grupo Mexico’s San Antonio Mine approximately 1800 meters farther to the north along the same structure.

The results from Hole 08 indicate that the dikes cut in holes 06 and 07 are sourced farther to the west within the Guigui property.  MAG also drilled a single hole into the upper zones of the East Fault of the graben (hole 09) and cut four narrow felsite dikes with anomalous silver values.

We continue to cut strong indications of silver and base metal mineralization in the same structures and intrusions and within a broad alteration halo, not unlike the upper reaches of the East Camp deposits. This important development leads management to contend that these intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine, just 1200 meters to the north of our drill area and East Camp can be traced to the south and onto MAG’s Guigui property.

The Company had spent a total of $1,265,194 in exploration costs at Guigui to December 31, 2005 (2004 - $882,183).

Cinco de Mayo, located in Chihuahua State, occurs proximal to the highly favorable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck. Biogeochemical sampling of creosote bush (a.k.a. greasewood or gobernadora) along the flanks of Cinco de Mayo Ridge has revealed strong linear anomalies in Zn and Cu.  Geophysical results for both surveys are pending.

The Company had spent a total of $135,787 in exploration costs at Cinco de Mayo to December 31, 2005 (2004 - $15,615).

At Adargas a total of 4 line kilometres of NSAMT geophysics was run in late 2005 to test a strong conductive anomaly revealed by a Down-Hole UTM geophysical survey run in MAG’s AD04-01 drill hole. The survey confirmed the presence of a conductive body below the level of current drilling. Management feels that the deeper targets, modeled on treating the surface mineralization as leakages from a larger system trapped beneath a relatively impermeable unit remain untested and viable targets.

The Company had spent a total of $307,779 in exploration costs at Adargas to December 31, 2005 (2004 - $283,468).

At Sierra de Ramirez, located in Durango State, this 15,000 hectare property has seen little modern exploration.  A historical producer of high grade silver and base metals, this district is emerging for MAG Silver as a large scale CRD target.  Metal zoning studies have identified three mineralized zones where work is presently underway to better define these zones through mapping, geochemical sampling in tandem with structural and alteration studies. This resulted in the recognition that acquisition of additional land is desirable before higher profile exploration work can begin.  This acquisition was underway by year’s end.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

The Company had spent a total of $88,536 in exploration costs at Sierra de Ramirez to December 31, 2005 (2004 - $61,238).

All of the costs incurred on property acquisition and exploration to date have been deferred. There were no mineral properties written down during the year or in 2003 or 2004. A complete table of mineral property costs can be found in Note 6 of the Company’s Financial Statements for the year ended December 31, 2005.

e)

Administration Expenses

General and administrative expenses for the year totaled $1,891,270 (2004 - $800,896), before  interest income of $80,432 (2004 - $66,999). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $109,803 (2004 - $81,277). Management and consulting fees to December 31, 2005 totaled $415,117 (2004 - $173,444). Office and telephone totaled $252,257 (2004 - $190,910). Stock compensation expense, a non-cash item, amounted to $611,353 for the year (2004 - $Nil). The increase in telephone and office costs is due to the Company moving into a new office in October 2004 with increased space and the Company having a services agreement with Platinum Group Metals Ltd. for the provision of full time office administration, effectively resulting in lower management and consulting fees, but higher administration costs.

During the year ended December 31, 2005 legal fees amounted to $167,005 (2004 - $71,493), and accounting and audit expenses totaled $127,959 (2004 - $126,837). Legal opinions and contract preparation for property acquisitions and joint ventures increased legal expenses in 2005 over 2004.  Accounting and audit expenses were similar in 2005 and 2004 and related to normal course of business audit and accounting work in Canada and Mexico as well as the preparation of the Company’s United States Securities and Exchange Commission (“SEC”) Registration (Form 20-F) in 2004 and 2005.

During the period year December 31, 2005 the Company paid stock exchange, filing fees and transfer agent fees of $42,254 (2004 - $41,163). A foreign exchange gain of $29,506 (2004 – $48,349 loss) was incurred during the same period, which is attributed to the fluctuations in the US dollar and Mexican pesos, which the Company uses to pay for acquisition and exploration expenditures through the Company’s Mexican subsidiary Minera Los Lagartos. Travel, lodging and related expenses for the management of the Company amounted to $169,993 (2004 - $52,839). Such costs are incurred for corporate, property and exploration related travel and for attendance at trade shows and conferences.

f)

Related Party Transactions

For the year ended December 31, 2005 the Company’s president received $149,900 in compensation for management services (2004 - $93,870).

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the year ended December 31, 2005 the Company accrued or paid PTM $133,329 under the common service agreement (2004 - $147,437).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (Anthem), a company with a common director. During the year ended December 31, 2005 the Company accrued or paid Anthem $62,333 under the office lease agreement (2004 - $15,583).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations expense during the year totaled $109,803 (2004 - $81,277). The Company manages its shareholder relations as an internal function. The Company attends seminars and a conference related to its business and from time to time does visit brokers, market analysts and investors who request information about the Company’s business.

h)

Travel and Promotion Expenses

Travel and promotion expenses for the year amounted to $169,993 (2004 - $52,839). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

i)

Property Acquisition Expenses

Property acquisition expenditures during the year totaled $1,581,558 (2004 - $1,961,872) in cash and shares.

During the year MAG negotiated a buyout of the original Batopilas (Don Fippi) agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG Silver Corporation for the Don Fippi property. This purchase gives MAG Silver Corporation an undivided 100% interest in the property and eliminates the obligation to make further cash payments of US$450,000, satisfy work expenditure commitments of approximately US$3.41 million, and issue 673,822 additional shares under the original terms of the option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

During the year MAG negotiated a buyout of the original Guigui (Santa Eulalia) agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG Silver Corporation for the Guigui property. This purchase gives MAG Silver Corporation an undivided 100% interest in the property and eliminates the obligation to make further cash payments of US$450,000, satisfy work expenditure commitments of approximately US$1.84 million, and issue 604,003 additional shares under the original terms of the option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

During the year ended December 31, 2005 MAG Silver Corp. and Minera Los Lagartos (MAG’s Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Adargas property in Mexico. Under the terms, half of each of the remaining property payments totaling US$975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

During the year ended December 31, 2005 MAG Silver Corp. and Minera Los Lagartos (MAG’s Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Cinco de Mayo property in Mexico. Under the terms, half of each of the remaining property payments totaling US$ 975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment.  To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. (“Lexington”) whose main asset was its indirect interest in the Juanicipio I claim. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. In addition to consolidating its ownership of the Juanicipio I claim, this acquisition saved the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, and eliminated a net smelter return royalty obligation.

On October 9, 2005 the assets of Lexington were merged with Lagartos, so that all indirect interests in the Juanicipio I claim were held by one company.

The sum of all payments required to maintain all of the Company’s mineral rights are less than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers being of merit.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended December 31, 2005.

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.  The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asst.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2004 fiscal year, MAG Silver adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options.  Under this method, MAG Silver is required to recognize a charge to the income statement based on an option-pricing model based on the following assumption –no dividends were paid, a weighted average volatility of the Company’s share price of 80 per cent, a weighted average annual risk free rate of 3.5 per cent and an expected life of 3 years.  The resulting weighted average option related to an expense for stock options in 2005 of $611,353 (2004 - $Nil).

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

4.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 10,362,110 (2004 – 2,735,543) common shares during the year. Of these 8,707,431 shares (2004 – 1,376,750) were issued for cash proceeds of $7,840,988 (2004 - $531,362). A further 1,654,679 shares (2004 – 1,358,793) were issued for mineral properties for a value of $1,327,822 (2004 - $1,578,752). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At December 31, 2005 the Company had cash and cash equivalents on hand of $7,560,193 compared to cash and cash equivalents of $1,866,360 at December 31, 2004. The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $1,683,043 (2004 - $2,350,275), management and consulting fees of $415,117 (2004 - $173,444) and other general and administrative expenses of $846,443 (2004 - $615,889). The Company had $7,320,292 in working capital as at December 31, 2005 compared to $2,360,343 at December 31, 2004.

Current liabilities of the Company at December 31, 2005 amounted to $393,621 (2004 - $61,837) mostly being attributable to accrued exploration expenses.

The Company currently has sufficient working capital to maintain all of its properties for the next three years, in management’s opinion; the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the Audited Financial Statements for the year ended December 31, 2005, as well as the subsequent events section.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Tabular Disclosure of Contractual Obligations (Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property	$1,481,000	$206,000	$1,225,000	$50,000	Nil
Adargas Property	$1,650,000	$175,000	$875,000	$600,000	Nil
Cinco de Mayo Property	$1,790,000	$315,000	$875,000	$600,000	Nil
Total (US $)	$4,921,000	$696,000	$2,975,000	$1,250,000	Nil
Office Lease (Cdn $)	$109,083	$62,333	$46,750	Nil	Nil

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis

March 21, 2006

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

5.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities.  The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the Board may also form special sub-committees, which must investigate and report to the Board on specific topics.

6.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005:

(a)

granted 25,000 stock options at a price of $1.55 to a consultant on January 10, 2006; and

(b)

granted 650,000 stock options at a price of $3.00 to a directors and officers on February 6, 2006; and

(c)

the Company announced the appointment of Dr. Peter Megaw to its Board of Directors on February 6, 2006. Dr. Megaw is a founder and partner in Cascabel/IMDEX, a mineral exploration consulting group in Mexico. They are responsible for the generation and acquisition of several projects currently in MAG Silver’s property portfolio and they also provide exploration services to MAG. Cascabel/IMDEX is also a shareholder in the Company; and

(d)

on February 27, 2006 the Company closed the private placement subscribed to by Peñoles, which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of Cdn$577,433 (US$500,000).